UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on July 18, 2024, Ostin Technology Group Co., Ltd., a Cayman Islands corporation (the “Company”) received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has been granted an additional 180-day compliance period, or until January 13, 2025 to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement (the “Minimum Bid Price Requirement”). To regain compliance, the bid price of the Company’s Class A ordinary shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period, and Nasdaq will provide written notification that the Company has achieved compliance with this Minimum Bid Price Requirement. If the Company fails to regain compliance during this second 180-day compliance period, Nasdaq will notify the Company of its determination to delist the Company. On November 25, 2024, the extraordinary general meeting of shareholders of the Company convened during which the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) was approved and adopted to effect a reverse share split at a ratio of 1-for-10.

In connection with the reverse share split, the Company filed the Third Amended and Restated Memorandum of Association, included herewith as Exhibit 3.1, with the Registrar of Companies of the Cayman Islands on November 28, 2024.

Regulation FD Disclosure

On December 19, 2024, the Company announced in a press release that the Company will effect a reverse share split of its outstanding ordinary shares at a ratio of 1-for-10 that will become effective at 12:00 a.m. Eastern Time on December 26, 2024. The Company’s Class A ordinary shares will begin trading on Nasdaq on a split-adjusted basis when the market opens on December 26, 2024, under the existing symbol, OST, and under a new CUSIP number, G67927114. No fractional ordinary shares will be issued in connection with the reverse share split, any fractional shares resultant from the reverse share split will be rounded up to the next whole ordinary share. This reverse share split is primarily intended to bring the Company into compliance with the Minimum Bid Price Requirement for continued listing.

General

A copy of the please release entitled “Ostin Technology Group Announces Effective Date of Reverse Share Split” is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

This report, except for the press releases furnished herewith as Exhibits 99.1, shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

Date: December 20, 2024

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